Form 40-F
period 2021-12-31
Centerra Gold Inc.
filed 2022-03-22
CIK 1854640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F

__________________

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021
Commission File Number: 001-40324

__________________

CENTERRA GOLD INC.
(Exact name of Registrant as specified in its charter)

__________________

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
416 204-1953
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	CGAU	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

297,064,750 Common Shares outstanding as of December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

This annual report on Form 40-F (the “Annual Report”) of Centerra Gold Inc. (the “Company”) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-257489).

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Report, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC” or “Commission”) generally applicable to U.S. companies. Accordingly, information contained in this Annual Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s annual information form (“AIF”) is filed as Exhibit 99.1 to this Annual Report.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer (“CEO”) and its Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

B. Management’s report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is also based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (“Board”) has determined that it has at least one audit committee financial expert serving on the Company’s audit committee (“Audit Committee”). The Board has determined that each of Richard W. Connor and Michael S. Parrett is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange (the “NYSE”) corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company’s website at www.centerragold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. See page 64 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 63 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Richard W. Connor (Chair), Michael S. Parrett and Paul N. Wright, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Listed Company Manual) and all of whom are financially literate.

CORPORATE GOVERNANCE PRACTICES

The Company’s common shares are listed on the NYSE and the Toronto Stock Exchange (the “TSX”). As a foreign private issuer listed on the NYSE, the Company is generally permitted to follow the corporate governance practices and guidelines applicable to Canadian issuers under Canadian corporate and securities laws, including National Instruments 52-110 and 58-101 and National Policy 58-201, as well as the rules of the TSX. The Company is, however, required by Section 303A.11 of the NYSE Listed Company Manual to identify any significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. Below is a description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE standards:

Nominating and Corporate Governance Committee Charter

The Company’s Nominating and Corporate Governance Committee has a charter that substantially complies with applicable NYSE requirements; however, such charter does not specifically address the function of evaluating the Company’s Board and management; evaluation of the Company’s Board is performed by the Human Resources and Compensation Committee as a matter of practice.

Human Resources and Compensation Committee Charter

The Company’s Human Resources and Compensation Committee has a charter that substantially complies with applicable NYSE requirements; however, such charter does not specifically indicate that the Human Resources and Compensation Committee is directly responsible to establish the goals and objectives relevant to the appointment, compensation and oversight of compensation consultants, independent legal counsel or other advisors and independence considerations when retaining such consultants, counsel and advisors. The Company’s Human Resources and Compensation Committee may retain the assistance of an independent advisor on matters concerning executive compensation and governance relating to compensation issues.

Audit Committee Charter

The Company’s Audit Committee has a charter that substantially complies with applicable NYSE requirements; however, the purpose of overseeing the integrity of the Company’s financial statements and the independent auditor’s qualifications, performance and integrity, the responsibility of reviewing financial information and earnings guidance provided to analysts and rating agencies and the requirement for the independent auditor to provide an annual report relating to reviews and procedures regarding internal controls have not been specifically addressed in such charter.

Quorum

The NYSE suggests that the quorum for any meeting of holders of common stock of a listed company should not be less than a majority of the outstanding shares. The Company’s by-laws set the quorum for the transaction of business at any meeting of shareholders, being at least two (2) holders that carry the right to vote at the meeting are present in person, in accordance with applicable rules and regulations in Canada.

Shareholder Approval

The NYSE requires shareholder approval for equity compensation plans and material revisions thereto, private placements to related parties and issuances of common stock, or of securities convertible into or exercisable for common stock of 20% or more of the outstanding voting power. As a foreign private issuer, the Company approves such actions in accordance with applicable rules and regulations in Canada.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.13, incorporated herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.	Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Management’s Discussion and Analysis for the year ended December 31, 2021

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Slobodan Jankovic

99.10	Consent of Anna Malevich

99.11	Consent of Mustafa Cihan

99.12	Consent of Cheyenne Sica

99.13	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Centerra Gold Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 21, 2022

CENTERRA GOLD INC.

By:	/s/ Darren Millman
Name: Darren Millman
Title: Chief Financial Officer