Form 40-F
period 2023-12-31
Centerra Gold Inc.
filed 2024-03-28
CIK 1854640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F

__________________

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023
Commission File Number: 001-40324

__________________

CENTERRA GOLD INC.
(Exact name of Registrant as specified in its charter)

__________________

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 University Avenue, Suite 1800
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

215,497,133 Common Shares outstanding as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

This annual report on Form 40-F (the “Annual Report”) of Centerra Gold Inc. (the “Company”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257489 and 333-271496).

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and reports of independent registered public accounting firm thereon are filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer (“CEO”) and its Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

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

C. Attestation report of the registered public accounting firm. The Company’s independent registered public accounting firm has attested to internal control over financial reporting for the past fiscal year. The report of independent registered public accounting firm immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company’s website at www.centerragold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. See page 57 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 57 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Wendy Kei (Chair), Richard W. Connor and Michael S. Parrett, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Listed Company Manual) and all of whom are financially literate.

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

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.16, incorporated herein.

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

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Jean-Francois St-Onge

99.10	Consent of Lars Weiershäuser

99.11	Consent of W. Paul Chawrun

99.12	Consent of Anna Malevich

99.13	Consent of Cheyenne Sica

99.14	Consent of AC (Chris) Hunter

99.15	Consent Richard Adofo

99.16	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Centerra Gold Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 28, 2024

CENTERRA GOLD INC.

By:	/s/ Darren J. Millman
Name: Darren J. Millman
Title: Executive Vice President and Chief Financial Officer