Form 40-F
period 2024-12-31
Centerra Gold Inc.
filed 2025-03-28
CIK 1854640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

Commission File Number: 001-40324

CENTERRA GOLD INC.

(Exact name of Registrant as specified in its charter)

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

210,031,280 Common Shares outstanding as of December 31, 2024

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

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (“Board”) has determined that it has at least one audit committee financial expert serving on the Company’s audit committee (“Audit Committee”). The Board has determined that each of Wendy Kei, Michael S. Parrett and Sheryl Pressler is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange (the “NYSE”) corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2024. The Code is posted on the Company’s website at www.centerragold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. See page 64 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Wendy Kei (Chair), Michael S. Parrett and Sheryl Pressler, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Listed Company Manual) and all of whom are financially literate.

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

Nominating and Corporate Governance Committee Charter

The Company’s Nominating and Corporate Governance Committee has a charter that substantially complies with applicable NYSE requirements; however, such charter does not specifically address the function of evaluating the Company’s Board and management; evaluation of the Company’s Board is performed by the Human Resources and Compensation Committee as a matter of practice.

Human Resources and Compensation Committee Charter

The Company’s Human Resources and Compensation Committee has a charter that substantially complies with applicable NYSE requirements; however, such charter does not specifically indicate that the Human Resources and Compensation Committee is directly responsible to establish the goals and objectives relevant to the appointment, compensation and oversight of compensation consultants, independent legal counsel or other advisors and independence considerations when retaining such consultants, counsel and advisors. The Company’s Human Resources and Compensation Committee may retain the assistance of an independent advisor on matters concerning executive compensation and governance relating to compensation issues.

Audit Committee Charter

The Company’s Audit Committee has a charter that substantially complies with applicable NYSE requirements; however, the purpose of overseeing the integrity of the Company’s financial statements and the independent auditor’s qualifications, performance and integrity, the responsibility of reviewing financial information and earnings guidance provided to analysts and rating agencies and the requirement for the independent auditor to provide an annual report relating to reviews and procedures regarding internal controls have not been specifically addressed in such charter.

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

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Form 40-F of the Company filed with the SEC on March 28, 2024) (File No. 001-40324)

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Management’s Discussion and Analysis for the year ended December 31, 2024

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Karen Chiu

99.10	Consent of Lars Weiershäuser

99.11	Consent of Christopher Richings

99.12	Consent of Andrey Shabunin

99.13	Consent Richard Adofo

99.14	Consent of Cheyenne Sica

99.15	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Centerra Gold Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 27, 2025

CENTERRA GOLD INC.

By:	/s/ Ryan Snyder
Name: Ryan Snyder
Title: Executive Vice President and Chief Financial Officer