Form 40-F
period 2025-12-31
Centerra Gold Inc.
filed 2026-03-23
CIK 1854640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

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

199,806,355 Common Shares outstanding as of December 31, 2025

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (“Board”) has determined that it has at least one audit committee financial expert serving on the Company’s audit committee (“Audit Committee”). The Board has determined that each of Wendy Kei, Karen David-Green and Michael S. Parrett is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange (the “NYSE”) corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.centerragold.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 60 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 60 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Wendy Kei (Chair), Karen David-Green, Craig MacDougall and Michael S. Parrett, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Listed Company Manual) and all of whom are financially literate.

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

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.10, incorporated herein.

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

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Form 40-F of the Company filed with the SEC on March 28, 2024) (File No. 001-40324)

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the year ended December 31, 2025

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Christopher Richings

99.10	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Centerra Gold Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 23, 2026

CENTERRA GOLD INC.

By:	/s/ Ryan Snyder
Name: Ryan Snyder
Title: Executive Vice President and Chief Financial Officer